Exhibit 99.1

Aesthetic Medical International Holdings Group Ltd. Received a Letter of Expected Delisting Determination From Nasdaq Staff and Requested a Hearing before the Nasdaq Hearings Panel

SHENZHEN, China, December 6, 2022 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group imitedLimited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that it has requested a hearing before the Nasdaq Hearings Panel as the next step in the process in seeking an extension to satisfy the minimum $10 Million stockholders’ equity requirement set forth in Listing Rule 5450(b)(1)(A) for continued listing on The Nasdaq Capital Market. On December 1, 2022, the Company received the expected notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff had determined to delist the Company’s common shares from Nasdaq unless the Company requests a hearing no later than 4:00 p.m. Eastern Time on December 8, 2022. The Company submitted the request for a hearing on December 4, 2022 Eastern Time. This request will ordinarily stay any further action by the Staff and the Company’s securities are expected to continue to be eligible to trade on Nasdaq at least pending the ultimate conclusion of the hearing process.

The Company stated in its request that it believes it can regain compliance upon the closing of the subscription of ordinary share of the Company by Hainan Oriental Jiechuang Partnership (Limited Partnership) (the “Investor”) for an aggregate consideration of RMB170 million (the “Investment”), which the Company expects to take place in the next two months. The execution of the definitive agreement of the Investment was disclosed on Form 6-K on July 20, 2022 and the Investment was approved by the shareholders at the Company’s annual general meeting on September 9, 2022. One of the closing conditions is that the Investor should have obtained the requisite approval of outward foreign direct investment (“ODI”) by the relevant PRC government authorities. The Company was informed by the Investor that it expects to receive the approval in the next two months.

Dr. Zhou Pengwu, the founder of the Company, commented, “With a view toward increasing the Company’s value and long-term prospects, we have been actively seeking out strategic investors who are optimistic of the Company’s business and growth potential. The investment by the consortium of investors in July was a vote of confidence in our Group. The ODI process was delayed due to the prolonged COVID impact in recent months but we are confident that we can consummate the investment in the near future and regain compliance in the process.”

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates treatment centers that spread across major cities in mainland China, with a major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area in China. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com